UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2020

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Underwriting Agreement

On January 22, 2020, Autolus Therapeutics plc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with J.P. Morgan Securities LLC and Jefferies LLC as representatives of the several underwriters named therein (collectively, the “Underwriters”), in connection with the issuance and sale by the Company in a public offering of 7,250,000 American Depositary Shares (“ADSs”) representing 7,250,000 ordinary shares at a public offering price of $11.00 per ADS, for total gross proceeds of approximately $80.0 million (the “Offering”). All ADSs sold in the Offering were offered by the Company. In addition, the Company has granted the Underwriters a 30-day option to purchase up to an additional 1,087,500 ADSs at the public offering price, less underwriting discounts and commissions. The Offering is expected to close on January 27, 2020, subject to customary closing conditions.

The Offering was made pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-232690) filed on July 17, 2019, as supplemented by a preliminary prospectus supplement dated January 22, 2020, filed on January 22, 2020.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, and other obligations of the parties and termination provisions. The foregoing description is not complete and does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the Underwriting Agreement that is filed as Exhibit 1.1 to this Report on Form 6-K (the “Report”) and is incorporated by reference herein.

The legal opinion of Cooley (UK) LLP relating to the ordinary shares underlying the ADSs to be issued and sold in this Offering is filed as Exhibit 5.1 to this Report and is incorporated by reference herein.

On January 22, 2020, the Company issued a press release announcing the Offering, and, on January 22, 2020, the Company issued a press release announcing the pricing of the Offering. Copies of these press releases are filed as Exhibit 99.1 and Exhibit 99.2 to this Report, respectively, and are incorporated by reference herein.

The information contained in this Report, including Exhibits 1.1 and 5.1 hereto, but excluding Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-232690).

Forward-Looking Statements

Statements in this Report that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Offering, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for an offering of securities. For a discussion of these and other factors, please refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended September 30, 2018 under the caption “Risk Factors” and its subsequent reports filed with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

EXHIBIT LIST

Exhibit	Description

1.1	Underwriting Agreement, dated as of January 22, 2020, among the Company and J.P. Morgan Securities LLC and Jefferies LLC, as representatives of the several underwriters named therein.

5.1	Opinion of Cooley (UK) LLP, counsel to the Company.

23.1	Consent of Cooley (UK) LLP (included in Exhibit 5.1).

99.1	Press Release dated January 22, 2020.

99.2	Press Release dated January 22, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: January 24, 2020	By:	/s/ Christian Itin
	Name	Christian Itin, Ph.D.
	Title:	Chief Executive Officer